Exhibit 12(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
					2006	2005
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$515	$(9,039)	$(1,266)	$1,306	$2,501	$1,816
Add: Total federal income tax expense (benefit)	351	(504)	(675)	618	1,306	882
Fixed charges (see detail below)	2,420	4,518	715	394	387	668
Preferred dividends of subsidiaries	—	—	—	—	—	—

Total earnings (loss)	$3,286	$(5,025)	$(1,226)	$2,318	$4,194	$3,366

FIXED CHARGES:
Interest expense	$2,395	$4,492	$709	$370	$364	$633
Rentals representative of the interest factor	25	26	6	24	23	35

Fixed charges deducted from earnings	2,420	4,518	715	394	387	668
Preferred dividends of subsidiaries (pretax) (a)	—	—	—	—	—	—

Total fixed charges	2,420	4,518	715	394	387	668

Preference dividends of registrant (pretax) (a)	—	—	—	—	—	4

Fixed charges and preference dividends	$2,420	$4,518	$715	$394	$387	$672

RATIO OF EARNINGS TO FIXED CHARGES (b)	1.36	—	—	5.88	10.84	5.04

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	1.36	—	—	5.88	10.84	5.01

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	For the year ended December 31, 2008, fixed charges and combined fixed charges and preference dividends exceed earnings by $9.543 billion. For the period from October 11, 2007 through December 31, 2007, fixed charges and combined fixed charges and preference dividends exceeded earnings by $1.941 billion.